Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA, DECEMBER 20, 2004

BAYTEX ENERGY TRUST ANNOUNCES COMPLETION OF
BOUGHT DEAL FINANCING

Baytex Energy Trust (TSX-BTE.UN) is pleased to announce that it has successfully closed its previously announced bought deal financing with a syndicate of underwriters, issuing 3,600,000 units of the Trust at $12.80 per unit, for gross proceeds of $46,080,000, which includes the exercise in full of the underwriters’ option to purchase an additional 300,000 trust units. The syndicate was led by TD Securities Inc. and included RBC Capital Markets, Raymond James Ltd., Canaccord Capital Corporation, National Bank Financial Inc. and Peters & Co. Limited.

The net proceeds of the offering will be used to repay outstanding bank indebtedness.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to unitholders. The trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President and C.E.O.	Telephone: (403) 267-0715
or
Dan Belot, Vice President Finance and C.F.O.	Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca